Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

Enerflex Ltd. and Exterran Corporation to Combine, Creating a Premier Integrated Global Provider of Energy Infrastructure

CALGARY, AB and HOUSTON, TX, January 24, 2022 – Enerflex Ltd. (“Enerflex” or the “Company”) (TSX: EFX) and Exterran Corporation (“Exterran”) (NYSE:EXTN) today announced a business combination (the “Transaction”) to create a premier integrated global provider of energy infrastructure. The company will operate as Enerflex Ltd. and will remain headquartered in Calgary, Alberta, Canada. Through greater scale and efficiencies, the transaction will strengthen Enerflex’s ability to serve customers in key natural gas, water, and energy transition markets, while enhancing shareholder value through sustainable improvements in profitability and cash flow generation.

The companies will combine in an all-share transaction pursuant to which Enerflex will acquire all of the outstanding common stock of Exterran on the basis of 1.021 Enerflex common shares for each outstanding share of common stock of Exterran, resulting in approximately 124 million Enerflex common shares outstanding upon closing, representing an implied combined enterprise value of approximately US$1.5 billion. The transaction value for Exterran is approximately US$735 million, which represents an 18% premium to Exterran’s enterprise value as at January 21, 2022. The transaction value paid for Exterran implies an EV/2022E Adjusted EBITDA of 3.6x and Price/2022E Cash Flow of 1.9x, including synergies, respectively. Upon closing of the Transaction, Enerflex and Exterran shareholders will respectively own approximately 72.5% and 27.5% of the total Enerflex common shares outstanding. Enerflex will continue to trade on the Toronto Stock Exchange (“TSX”) and intends to apply to either the New York Stock Exchange (the “NYSE”) or the NASDAQ exchange (“NASDAQ”) for the listing of Enerflex common shares to be effective upon Transaction close.

“This is an exciting day in the history of our companies. The Transaction is immediately accretive to shareholders; enhances our presence, offerings, and scale across our regions; and importantly, executes upon our years-long strategic goal of increasing recurring revenues to improve the profitability and resiliency of our platform,” said Marc Rossiter, Enerflex’s President and Chief Executive Officer. “Enerflex and Exterran each have a long history of global expertise in the delivery of modular energy solutions. Together, we are more efficient and better positioned in global capital markets. The Transaction will improve our ability to partner with an expanded set of customers to solve their growing energy infrastructure challenges with integrity, creativity, commitment, and success.”

“We are excited about the ability to create shareholder value through this Transaction and improving our product and service offering. The scale and efficiencies this combination brings is the right path for Exterran and brings significant opportunities for accelerated growth in produced water treatment and energy transition products and services,” said Andrew Way, President and Chief Executive Officer of Exterran.

Strategic Rationale

•	Creates a Premier Integrated Global Provider of Energy Infrastructure:

•	Highly complementary product lines, geographies, and asset bases provide enhanced scale, efficiencies, and expanded offerings for customers.

•	The pro forma geographic exposure will be well-balanced with approximately 25-35% of revenues from each of North America, the Middle East, and Latin America.

•	Accelerates Growth of Gross Margin from Recurring Segments:

•	Combination significantly accelerates the generation of predictable, recurring gross margin from energy infrastructure and after-market services platforms.

•	Over 70% of the combined entity’s gross margin will derive from recurring sources, strengthening its margin profile and reducing cyclicality.

•	Improved Operational Efficiencies:

•	Expect to realize at least US$40 million of annual run-rate synergies within 12 to 18 months after closing through overhead savings and operating efficiencies.

•	Accretive to Shareholders:

•

Expected to approximately double Adjusted EBITDA and be over 50% accretive to cash flow per share and approximately 50% accretive to earnings per share (subject to purchase price allocation to be determined upon closing), for Enerflex shareholders.

•	Enhanced scale with pro forma 2023E Adjusted EBITDA of US$360 million to 400 million, inclusive of synergies.

•	Meaningful excess free cash flow beginning in 2023 that supports debt reduction, shareholder returns, and continued growth.

•	After close, Enerflex expects to maintain its quarterly dividend of CAD$0.025 per common share.

•	Transaction Benefits From a Long-Term, Stable Capital Structure:

•	The combined entity will benefit from a capital structure that provides ample liquidity.

•

In conjunction with the Transaction, Enerflex has entered into a binding agreement with the Royal Bank of Canada to provide Enerflex with a fully committed financing consisting of a US$600 million 3-year revolving credit facility and a US$925 million 5-year bridge loan facility. The bridge loan will provide financing to backstop an anticipated issuance of new debt securities prior to closing of the Transaction. The committed financing is sufficient to fully repay existing Enerflex and Exterran notes and revolving credit facilities and support putting in place a new capital structure, provide for capital expenditures and other ordinary course capital needs, and provide significant liquidity for the pro forma business.

•	The new revolving credit facility will be subject to a bank-adjusted total net debt to EBITDA covenant of 4.5x, stepping down to 4.0x by the fourth quarter of 2023.

•	Enerflex targets a bank-adjusted net debt to EBITDA ratio of 2.5x—3.0x within 12 to 18 months of closing.

•

Following capital project commitments in 2022, the combined entity’s capital allocation in 2023 onwards will prioritize: (i) balance sheet strength; (ii) sustainable shareholder returns; and (iii) disciplined growth focused on full-cycle earnings.

•	Commitment to Sustainability:

•	Aligns strong cultures emphasizing the health and safety of our global workforce and corporate citizenship.

•

Global coverage enhances the ability to deliver sustainable natural gas, water, and energy transition solutions, including carbon capture utilization and sequestration, biofuels (including renewable natural gas), produced water reuse and recycling, and electrification.

Select Pro Forma Financial Information

Market Capitalization (1)	~US$800 Million
Enterprise Value (1)	~US$1.5 Billion
2022E Adjusted EBITDA (including synergies) (2) (3)	US$320 - $370 Million
2023E Adjusted EBITDA (including synergies) (2) (3)	US$360 - $400 Million
Annual Synergies (2)	US$40+ Million
Annual Maintenance Capital Spending	US$40 - $50 Million

(1)	Based on Enerflex’s closing share price on the TSX and approximately 124 million Enerflex common shares outstanding upon closing, as at January 21, 2022.
(2)	Annual run-rate synergies are expected to be fully realized within 12 to 18 months after closing.
(3)	Adjusted EBITDA is a non-IFRS financial measure. See “Non-IFRS Measures and Other Financial Information” below.

Governance and Leadership

One Exterran director will be appointed to Enerflex’s Board of Directors at closing. Mr. Marc Rossiter will continue to serve as Enerflex’s President and Chief Executive Officer and a member of the Board of Directors of Enerflex and will oversee all aspects of integration. Mr. Sanjay Bishnoi will continue to serve as Enerflex’s Chief Financial Officer. Enerflex’s Executive Management Team will continue to serve in their current roles.

Timing and Approvals

The Transaction is expected to close in the second or third quarter of 2022, subject to, among other things: the approval of the Transaction by Exterran stockholders; the approval by Enerflex shareholders of the issuance of Enerflex common shares pursuant to TSX requirements in connection with the Transaction; regulatory approvals; and other customary closing conditions, including those of the TSX and the NYSE or NASDAQ, as applicable.

Copies of the Transaction agreement and related materials will be filed by Enerflex with the Canadian securities regulators and will be available for viewing under Enerflex’s profile on www.sedar.com. Enerflex shareholders are urged to read the information circular once available as it will contain important information concerning the Transaction.

Support for the Transaction

The Boards of Directors of Enerflex and Exterran have each unanimously approved the Transaction and recommend that their respective shareholders vote in favour of the Transaction.

All of the funds managed by Chai Trust Company, LLC that own common stock of Exterran and all of Exterran’s directors and officers have entered into voting agreements with Enerflex pursuant to which they have agreed to vote their respective shares in favour of the Transaction at the meeting of Exterran shareholders.

All of the directors and officers of Enerflex have entered into voting agreements with Exterran pursuant to which they have agreed to vote their respective Enerflex common shares in favour of the issuance of Enerflex common shares pursuant to the Transaction at the meeting of Enerflex shareholders.

Operational Update – Enerflex

“The timing is right for this Transaction as it strengthens our positioning while global energy markets recover from the pandemic-induced lows. Natural gas is a transition fuel that, together with renewables, will lead the world toward a lower carbon future. The world’s continued reliance on natural gas is evidenced by strong fourth quarter 2021 Engineered Systems bookings of over CAD$300 million, our highest bookings quarter since 2018,” said Rossiter. “This month, we also successfully commissioned a gas infrastructure facility in the Middle East that will further strengthen our asset ownership portfolio. The recovery remains widespread, and we are optimistic that overall market strength will continue in 2022.”

Operational Update – Exterran

“We expect fourth quarter results to be in-line with our guidance provided on our third quarter call. Net debt and cash flow for the fourth quarter were favorable to our forecast, putting us in a good position as we enter the new year. The macro environment continues to be supportive of strong bookings in the first half of 2022,” said Way. “We continue to execute well on our two water ECO projects along with the large processing facility in the Middle East, all of which are expected to commence operations on time.”

Conference Call Details

Enerflex will host a conference call today, January 24, 2022 starting at 6:30 am MST (8:30 am EST).

To participate, please call toll free 1.844.231.9067 or 1.703.639.1277. Please dial in 10 minutes prior to the start of the call. No passcode is required. The live audio webcast of the teleconference will be available via www.enerflex.com. The webcast will be archived for approximately 90 days.

An investor presentation has been posted and is available on Enerflex’s website under the Investors section.

Advisors

RBC Capital Markets is acting as exclusive financial advisor to Enerflex and has provided an opinion to Enerflex’s Board of Directors to the effect that the consideration to be paid under the Transaction is fair, from a financial point of view, to Enerflex and is subject to the assumptions made as well as the limitations and qualifications, which will be included in the written opinion of RBC Capital Markets.

Norton Rose Fulbright US LLP and Norton Rose Fulbright Canada LLP (transaction counsel) and Davies Ward Phillips & Vineberg LLP and Cravath, Swaine & Moore LLP (financing counsel) are acting as Enerflex’s legal advisors.

TD Securities and Scotia Capital acted as strategic advisors to Enerflex.

Wells Fargo Securities, LLC is acting as exclusive financial advisor to Exterran.

King & Spalding LLP and McCarthy Tétrault LLP are acting as Exterran’s legal advisor.

About Enerflex

Enerflex Ltd. is a single source supplier of natural gas compression, oil and gas processing, refrigeration systems, and electric power generation equipment – plus related engineering and mechanical service expertise. The Company’s broad in-house resources provide the capability to engineer, design, manufacture, construct, commission, operate, and service hydrocarbon handling systems. Enerflex’s expertise encompasses field production facilities, compression and natural gas processing plants, gas lift compression, refrigeration systems, and electric power equipment servicing the natural gas production industry.

Headquartered in Calgary, Canada, Enerflex has approximately 2,000 employees worldwide. Enerflex, its subsidiaries, interests in associates and joint ventures operate in Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Mexico, the United Kingdom, the United Arab Emirates, Oman, Bahrain, Kuwait, Australia, New Zealand, Indonesia, Malaysia, and Thailand. Enerflex’s shares trade on the Toronto Stock Exchange under the symbol “EFX”. For more information about Enerflex, go to www.enerflex.com.

About Exterran

Exterran Corporation (NYSE: EXTN) is a global systems and process company offering solutions in the oil, gas, water and power markets. Exterran is a leader in natural gas processing and treatment and compression products and services, providing critical midstream infrastructure solutions to customers throughout the world. Exterran Corporation is headquartered in Houston, Texas and operates in approximately 25 countries.

Advisory Regarding Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the respective management expectations about future events, results of operations and the future performance (both operational and financial) and business prospects of Enerflex Ltd., Exterran Corp., or the combined entity. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective” and “capable” and similar expressions are intended to identify forward-looking information. In particular, this press release includes (without limitation) forward-looking information pertaining to: the expectation that the Transaction will strengthen Enerflex’s ability to serve customers and enhance shareholder value; the anticipated financial performance of the combined entity, including its expected gross margin and the acceleration of its generation of recurring gross margins; the expected run rate synergies and efficiencies to be achieved as a result of the Transaction and the quantum and timing associated therewith; the listing of Enerflex shares on the NYSE or NASDAQ, as applicable, to be effective upon Transaction close; the listing of the Enerflex common shares being issued in connection with the Transaction on the TSX; anticipated shareholder value; expected accretion to Adjusted EBITDA, cash flow per share, and earnings per share for shareholders of Enerflex; excess free cash flow beginning in 2023; pro forma geographic exposure and the expected revenues associated therewith; future capital expenditures, including the amount and nature thereof; product bookings and backlog; oil and gas prices and the impact of such prices on demand for the combined entity’s products and services; development trends in the oil and gas industry; seasonal variations in the activity levels of certain oil and gas markets; expectation in respect of excess free cash flow following closing of the Transaction; business prospects and strategy; expansion and growth of the business and operations, including position in the energy service markets; expectations regarding future dividends; the 3-year revolving credit facility and 5-year bridge loan facility and the combined entity’s related targets of bank-adjusted net debt to EBITDA and the timing thereof; the bridge loan facility providing financing to backstop an anticipated issuance of new debt securities and the timing thereof; the committed financing being sufficient to fully repay existing Enerflex and Exterran notes and revolving credit facilities, provide for capital expenditures and other ordinary course capital needs, and provide significant liquidity for the pro forma business; the priorities of the combined entity in 2023 following capital commitments in 2022; expectations and implications of changes in government regulation, laws and income taxes; environmental, social, and governance matters; the combined entity’s ability to deliver sustainable solutions; the constitution of the Board of Directors of the combined entity as at closing of the Transaction; the receipt of all necessary approvals including the approval of the Enerflex shareholders and Exterran shareholders and the timing associated therewith; the disclosures provided under the heading “Select Pro Forma Financial Information”; Exterran’s expectations regarding its fourth quarter 2021 results; and the successful completion of the Transaction and the anticipated closing date. This forward-looking information is based on assumptions, estimates and analysis made by Enerflex and its perception of trends, current conditions and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances and in light of the Transaction.

All forward-looking information in this press release is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the satisfaction of closing conditions to the Transaction in a timely manner, if at all; receipt of all necessary regulatory and/or competition approvals on terms acceptable to Enerflex and Exterran; the impact of economic conditions including volatility in the price of oil, gas, and gas liquids, interest rates and foreign exchange rates; industry conditions including supply and demand fundamentals for oil and gas, and the related infrastructure including new environmental, taxation and other laws and regulations; business disruptions resulting from the ongoing COVID-19 pandemic; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information and statements included in this press release, as a result of such known and unknown risks, uncertainties and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this press release should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the completion and related timing for completion of the Transaction; the ability of Enerflex and Exterran to timely receive any necessary regulatory, shareholder, stock exchange, lender, or other third-party approvals to satisfy the closing conditions of the Transaction; interloper risk; the ability to complete the Transaction on the terms contemplated by Enerflex and Exterran or at all; the ability of the combined entity to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; consequences of not completing the Transaction, including the volatility of the share prices of Enerflex and Exterran, negative reactions from the investment community and the required payment of certain costs related to the Transaction; actions taken by government entities or others seeking to prevent or alter the terms of the Transaction; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined entity; the interpretation of the Transaction by tax authorities; the success of business integration and the time required to successfully integrate; the focus of management’s time and attention on the Transaction and other disruptions arising from the Transaction; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form and Exterran’s Form 10-K, each for the year ended December 31, 2020, and in Enerflex’s Management’s Discussion and Analysis and Exterran’s Form 10-Q, each for the three and nine months ended September 30, 2021, located on SEDAR and EDGAR respectively. In addition, the effects and impacts of the ongoing COVID-19 pandemic, the rapid decline in global energy prices and the length of time to significantly reduce the global threat of COVID-19 on Enerflex’s, Exterran’s, and the combined entity’s respective businesses, the global economy and markets are unknown and cannot be reasonably estimated at this time and could cause actual results to differ materially from the forward-looking statements contained in this press release.

The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this press release is made as of the date of this press release and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. This press release and its contents should not be construed, under any circumstances, as investment, tax or legal advice.

All figures in US dollars unless otherwise indicated.

Future-Oriented Financial Information

This press release contains information that may constitute future-oriented financial information or financial outlook information (“FOFI”) about Enerflex, Exterran and the combined entity’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may provide to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Enerflex, Exterran or the combined entity’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Enerflex and Exterran have included FOFI in this press release in order to provide readers with a more complete perspective on the combined entity’s future operations and management’s current expectations regarding the combined entity’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this press release. Unless required by application laws, Enerflex and Exterran do not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Transaction, Enerflex and Exterran will file relevant materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively, and an information circular regarding Exterran. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders. The information circular will be mailed to Enerflex shareholders. Both the definitive proxy statement/prospectus and information circular will contain important information about the proposed Transaction and related matters. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR, AS APPLICABLE, CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, the information circular, and other relevant materials in connection with the Transaction (when they become available) and any other documents filed by Enerflex with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov and with SEDAR may be obtained free of charge from the SEDAR’s website, at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1 403. 387.6377. The documents filed by Exterran with the SEC may also be obtained free of charge at Exterran’s investor relations website at https://www.exterran.com/EXTN. Alternatively, these documents, when available, can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000.

Participants in the Solicitation

Enerflex, Exterran and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Exterran’s shareholders in connection with the Transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s ’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021 and may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s Annual Information Form, which was filed with SEDAR on February 24, 2021. These documents may be obtained free of charge from the SEDAR website at www.sedar.com and may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1.403.387.6377. Additional information regarding the interests of all such Exterran directors and officers in the proposed transaction will be included in the proxy statement relating to the Transaction when it is filed with the SEC.

Non-IFRS Measures and Other Financial Information:

Financial measures in this press release do not have a standardized meaning as prescribed by generally accepted accounting principles in Canada, which are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These non-IFRS measures include Adjusted EBITDA, net debt and free cash flow. These non-IFRS measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in order to provide shareholders, potential investors and analysts with additional measures for assessing the performance of Enerflex, Exterran and, where applicable, the pro forma expectations of the combined entity, as applicable, and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Adjusted EBITDA is a non-IFRS measure defined as net earnings or loss before finance costs, taxes, depreciation, depletion, amortization, non-cash impairments or impairment reversals on non-current assets, unrealized gains or losses on mark to market commodity transactions, equity-settled share-based compensation, and certain items that are considered unique in nature, including restructuring costs and Transaction costs. Management of Enerflex and Exterran believe that Adjusted EBITDA is a useful supplemental measure to evaluate the results of each issuer’s principal business activities prior to consideration of how those activities are financed and the impacts of foreign exchange, taxation, depreciation, depletion and amortization, and other non-cash charges that add volatility to financial results (such as impairment expenses, share-based compensation, and other transactions that are unique in nature). A quantitative reconciliation of this non-IFRS measure is incorporated by reference herein and can be found on page 3 under the heading “Adjusted EBITDA” of Enerflex’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2021 and 2020, which is available under Enerflex’s profile at www.sedar.com.

Net debt is a non-IFRS measure defined as short- and long-term debt less cash and cash equivalents. Net debt is a commonly used non-IFRS measures to assess overall indebtedness and capital structure. Net debt is a non-IFRS measure to assess overall indebtedness and capital structure. See page 15 under the heading “Non-IFRS Measures” of Enerflex’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2021 and 2020, which is available under Enerflex’s profile at www.sedar.com.

Free cash flow is a non-IFRS measure defined as cash from operating activities in a period adjusted for changes in non-cash working capital, non-cash items (including interest expense and current tax expense), and non-normal course inflows (including proceeds on the disposition of property, plant and equipment (“PP&E”) and rental equipment), less cash items (interest paid, cash taxes paid, work-in-progress related to finance leases, additions to PP&E, maintenance capital expenditures, growth capital expenditures, and dividends) and non-normal course outflows. Free cash flow is a non-IFRS measure used in to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations. A quantitative reconciliation of this non-IFRS measure is incorporated by reference herein and can be found on page 16 under the heading “Free Cash Flow” of Enerflex’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2021 and 2020, which is available under Enerflex’s profile at www.sedar.com.

Enerflex Contacts:

Marc Rossiter	Sanjay Bishnoi	Stefan Ali
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer	Vice President, Strategy and Investor Relations
Tel: 403.387.6325	Tel: 403.236.6857	Tel: 403.717.4953